Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-226545

August 20, 2018

FLUOR CORPORATION

PRICING TERM SHEET

August 20, 2018

$600,000,000 4.250% Senior Notes due 2028

Issuer:	Fluor Corporation

Ratings:*	Moody’s: Baa1 (Negative) / S&P: A- (Stable)

Offering Format:	SEC-Registered

Size:	$600,000,000

Maturity Date:	September 15, 2028

Coupon (Interest Rate):	4.250%

Yield to Maturity:	4.276%

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury:	UST 2.875% due August 15, 2028

Benchmark Treasury Price and Yield:	100-13+ and 2.826%

Interest Payment Dates:	Semi-annually on each March 15 and September 15 of each year, commencing on March 15, 2019

Make-Whole Call:	T+25 bps (prior to June 15, 2028)

Par Call:	On or after June 15, 2028

Price to Public:	99.787%

Trade Date:	August 20, 2018

Settlement Date:	August 29, 2018 (T+7)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP Number:	343412 AF9

ISIN Number:	US343412AF90

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. Citigroup Global Markets Inc. MUFG Securities Americas Inc.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc. Wells Fargo Securities, LLC Standard Chartered Bank SMBC Nikko Securities America, Inc.

Co-Managers:

HSBC Securities (USA) Inc.

Barclays Capital Inc.

U.S. Bancorp Investments, Inc.

Goldman Sachs & Co. LLC

Academy Securities, Inc.

Westpac Capital Markets LLC

Comerica Securities, Inc.

Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This Pricing Term Sheet supplements the Preliminary Prospectus Supplement issued by Fluor Corporation on August 20, 2018 relating to its Prospectus dated August 2, 2018.

We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding four business days should consult their own advisor.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling or e-mailing BofA Merrill Lynch at 1-800-294-1322 or dg.prospectus_requests@baml.com or by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674.